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(212) 318-6053
keithpisani@paulhastings.com

May 9, 2008	39559.00001

VIA EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Excelsior LaSalle Property Fund, Inc.
Form 10-K for the fiscal year ended December 31, 2007, filed March 7, 2008 SEC File No. 000-51948

  Dear Ms. van Doorn:

On behalf of our client, Excelsior LaSalle Property Fund, Inc. (the “Fund”), we are transmitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) conveyed by letter dated May 6, 2008, relating to the Fund’s Form 10-K (the “2007 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2008.  We have incorporated the comments into this response letter in italics and have provided the Company’s responses below each comment.

Form 10-K for the year ended December 31, 2007

Item 1B Unresolved Staff Comments, page 18

1.           We note that the company has been unsuccessful to date in obtaining the financial statements required by Rule 3-14 of Regulation S-X for the acquisition of Cabana Beach Gainseville which was acquired on November 21, 2007 and which you have stated to be significant.  In addition we note that three other properties were acquired on the same date from the same seller and that you have also been unsuccessful obtaining Rule 3-14 financial statements for these acquisitions.  Related acquisitions should be combined for purposes of applying the significance tests of Rule 3-14 of Regulation S-X.  Properties are related if their acquisitions are contingent upon one another by virtue of location or other material financial or commercial factor.  Please clarify to us whether or not these acquisitions, which have a combined acquisition price of $149.6 million which is significant at the greater than 20% level, are related.  Tell us how you plan to comply with your reporting obligations under the 1934 Act by filing the financial statements required by Rule 3-14 of Regulation S-X.

Ms. Linda van Doorn
May 9, 2007

The Fund confirms to the Staff that the four properties referenced in the Staff’s comment 1 (the “Four Properties”) were acquired from a group of related sellers (the “Related Selling Group”) and are therefore related acquisitions for the purposes Rule 3-14 of Regulation S-X (“Rule 3-14”).  Additionally, the Fund acquired one final property from the Related Selling Group on February 29, 2008, bringing the total combined acquisition price for these related acquisitions to $196.3 million. The Fund does not intend to acquire any additional properties from the Related Selling Group.  The Fund takes its reporting responsibilities very seriously and, since it has registered its class A common stock under the Securities Exchange Act of 1934, has invariably made provisions to obtain financial statements meeting the requirements of Rule 3-14 from the sellers of properties it purchases if such financial statements are necessary for the Fund to comply with its reporting obligations.  In this regard, the Fund has obtained Rule 3-14 financial statements in connection with its acquisitions of the following properties:

Property	Acquisition Date
The District at Howell Mill	6/15/2007
PMB Acquisitions #1 Partners LLC	12/21/2005
Marketplace at Northglenn	12/21/2005
ELPF Cobb, LLC	2/10/2005
111 Sutter Street	3/29/2005
Waipio Shopping Center	8/1/2005

As discussed with Mr. Telewicz of the Staff during our telephone conversation of May 7, 2008, the Related Selling Group had contractually agreed to assist in the preparation of Rule 3-14 financial statements and to provide the information necessary for the Fund to comply with Rule 3-14 in connection with the Fund’s acquisition of the Four Properties.  However, the Related Selling Group has refused to honor its contractual obligations in this regard.  Accordingly, as disclosed in the 2007 10-K, the Fund is unable to provide the financial information required by Rule 3-14.

Also as disclosed in the 2007 10-K, the Fund had previously requested that the Staff grant it a waiver from the requirements of Rule 3-14 in circumstances very similar to the circumstances surrounding the Fund’s inability to obtain Rule 3-14 financial statements for the Four Properties.  The Staff denied that waiver request and verbally informed the undersigned that such waiver requests are generally not granted by the Staff.  Accordingly, the Fund did not request a waiver in connection with its failure to provide Rule 3-14 financial statements for the Four Properties and instead disclosed the ramifications of failing to provide this information as those ramifications were outlined in a letter, dated July 24, 2006, from Louise M. Dorsey, Associate Chief Accountant in the Division of Corporation Finance of the SEC, to the undersigned.

Ms. Linda van Doorn
May 9, 2007

If there has been a change in Staff’s position and the Staff believes that a waiver request with respect to the requirements of Rule 3-14 for the Four Properties might be granted, the Fund will expeditiously submit such a request.

Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-11

2.           Please clarify whether or not the Fund had adopted SOP 07-1 prior to its deferral.  While recognizing the deferral of SOP 07-1, please clarify to us how you determined that the Fund was not an investment company within the scope of the Audit and Accounting Guide Audits of Investment Companies based upon current guidance.

The Fund confirms to the Staff that it did not early adopt SOP 07-1 prior to its deferral.  The Fund had planned on adopting SOP 07-1 on January 1, 2008 as disclosed in our memorandum to the Commission dated August 8, 2007, discussing the applicability of SOP 07-1 to the Fund.  The Fund, being a real estate investment trust, determined that it was not in the scope of the current Audit and Accounting Guide Audits of Investment Companies based on footnote 4 to paragraph 1.04 of such guide:

“This Guide does not apply to real estate investment trusts, which have some of the attributes of investment companies but are covered by other generally accepted accounting principles. See footnote* regarding the proposed SOP that would clarify the scope of this Guide. That proposed SOP would provide specific guidance for determining whether an entity is within the scope of this Guide.”

*           *           *

The Fund has filed a letter on EDGAR containing the acknowledgements specified in the Staff’s letter.

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith Pisani
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:          Michael Zuppone, Esq.